02057976

File No. 1-14748

PE
9-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-18 of

the Securities Exchange Act of 1934

For the month of ____________ september ____________,2002

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
COMMUNICATIONS ROSTELECOM
(Translation of registrant's name into English)

5 DELEGATSKAYA STR., MOSCOW 127091, RUSSIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ❄ Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____No ❄

Moscow, September 12, 2002: Rostelecom six months 2002 results (unaudited) in accordance with International Financial Reporting Standards.

- ***During the first six months of 2002 domestic long-distance traffic volume grew by 14%, international outgoing – by 11% compared to the same period a year ago;***
- ***Revenues* was up 13% over a year ago, reaching RUR 12,520.8 mn;***
- ***Operating profit increased by 67% to RUR 1,911.9 mn;***
- ***EBITDA reached RUR 5,436.9 mn increasing by 29% over a year ago. EBITDA margin for the six months of 2002 increased to 43% versus 38% a year ago.***
- ***Net profit was RUR 762 mn, or 52% lower than for the first half of 2001, primarily due to foreign exchange losses and deferred taxation.***

Financial Highlights

CONSOLIDATED PROFIT & LOSS STATEMENT

	Not adjusted for inflation		
Consumer Price Index	1.2205	1.0330	%
RUR mn	**6 months 2001**	**6 months 2002**	*change*
Revenue	**11,098**	**12,521**	*12.8%*
Operating expenses	**(9,952)**	**(10,609)**	*6.6%*
Depreciation	(3,074)	(3,525)	*14.7%*
EBITDA	**4,219**	**5,437**	*28.8%*
Operating profit	**1,146**	**1,912**	*66.6%*
Non-operating income (loss), total	**1,302**	**(432)**	*n/a*
Foreign exchange gain/(loss), net	354	(703)	*n/a*
Income before tax and minority interest	**2,448**	**1,480**	*-39.6%*
Current tax charge	(1 138)	(735)	*-35.4%*
Deferred tax benefit / (charge)	719	268	*-62.7%*
Net profit	**1,580**	**762**	***-51.8%***
EBITDA Margin, %	***38%***	***43%***	
EBIT Margin, %	***10%***	***15%***	
Net Margin, %	***14%***	***6%***	

* All absolute numbers as well as comparatives in the press release are not adjusted for inflation. Rostelecom management believes that such presentation properly reflects the dynamics of the Company's financial results An appendix to the press release contains full version of the consolidated financial statements prepared in accordance with IAS and adjusted to reflect the purchasing power of Russian ruble as required by IAS 29 "Accounting in hyperinflationary economics". For your convenience all the inflation indices used to de-inflate the numbers of the financial statements are given in every table of the press release in strict correspondence with particular periods and dates.

CONSOLIDATED BALANCE SHEETS

RUR mn	Not adjusted for inflation		
Consumer Price Index	1,0911	1,0000	
	31.12.2001	**30.06.2002**	*% change*
ASSETS			
Non-current assets	**56,106**	**58,863**	*4.9%*
Property, plant and equipment	54,443	56,882	*4.5%*
Current assets	**12,732**	**15,534**	*22.0%*
Cash and cash equivalents	1,930	3,623	*87.7%*
Total assets	**68,838**	**74,397**	*8.1%*
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	**42,349**	**46,605**	*10.1%*
Minority interest	**1,676**	**2,131**	*27.1%*
Current liabilities	**13,765**	**13,957**	*1.4%*
Current portion of interest-bearing notes	5,828	5,968	*2.4%*
Non-current liabilities	**11,048**	**11,704**	*5.9%*
Interest bearing notes – net of current portion	948	795	*-16.2%*
Deferred tax liability	9,771	10,385	*6.3%*
Total liabilities	**24,813**	**25,661**	*3.4%*
Total shareholders' equity, minority interest and liabilities	**68,838**	**74,397**	*8.1%*
Net debt	**2,033**	**488**	*-76.0%*

Revenues

Domestic Long-Distance (DLD) Services

During the six months of 2002 DLD traffic increased by 14% over a year ago. Traffic from subscribers increased by 1%, reaching 585.2 mn min, while traffic from operators was up18%. Volume of DLD traffic from operators was 2,746.8 mn min.

Revenue from DLD services grew by 40% and amounted to RUR 4,182 mn. Revenues from subscribers surged by 14%, reaching RUR 1,581 mn. Revenues from operators increased by 64% to RUR 2,601 mn, while revenues from regional operators were 78% due to a 15% traffic growth and an average 56% increase in the settlement rate.

International Long-Distance (ILD) Services offered to Russian subscribers and operators

Outgoing ILD traffic volumes rose by 11% over a year ago. Traffic from subscribers reduced by 17% to 171 mn min along with revenues that also decreased by 17%, totaling RUR 1,649 mn. Outgoing ILD traffic from operators surged by 28% to 412 mn min, while revenues from operators increased by 27%, reaching RUR 2,302 mn.

Revenues from international operators

For the first time in several years Rostelecom saw an increase in the incoming international traffic – traffic rose by 3.5% over a year ago to 426 mn min.

Decrease in revenues from international operators amounted to 4% due to reduction in international settlement rates. At the same time charges by international operators fell by 8% compared to the six months of 2001.

TRAFFIC AND REVENUE DYNAMICS

	Not adjusted for inflation		
Consumer Price Index	1.2205	1.0330	
	6 months 2001	**6 months 2002**	**% change**
DLD Traffic			
Traffic, mn min	**2,915**	**3,332**	**14.3%**
Revenue, RUR mn	**2,982**	**4,182**	**40.2%**
Subscribers			
Traffic, mn min	*579*	*585*	*1.0%*
Revenue, RUR mn	*1,391*	*1,581*	*13.6%*
Local operators*			
Traffic, mn min	*2,335*	*2,747*	*17.6%*
Revenue, RUR mn	*1,591*	*2,601*	*63.5%*
Outgoing ILD Traffic			
Traffic, mn min	**526**	**583**	**10.7%**
Revenue, RUR mn	**3,803**	**3,951**	**3.9%**
Subscribers			
Traffic, mn min	*205*	*171*	*-16.8%*
Revenue, RUR mn	*1,991*	*1,649*	*-17.2%*
Local operators*			
Traffic, mn min	*321*	*412*	*28.3%*
Revenue, RUR mn	*1,812*	*2,302*	*27.0%*
Incoming ILD Traffic*			
Traffic, mn min	*411*	*426*	*3.5%*
Revenue, RUR mn	*2,109*	*2,022*	*-4.1%*

* includes only traffic-driven revenue, excludes channel leasing and other sources

Operating expenses

During the six months of 2002 operating expenses totaled RUR 10,608.9 mn, showing a 6.6% growth over a year ago, which was twice as low as growth in revenue.

As we have mentioned before, charges by international operators fell by 8% to RUR 2,460.4 mn. Payments to operators / outgoing ILD revenue ratio decreased from 71% to 62%, which reflects an increase in profitability of ILD services offered by Rostelecom to subscribers and operators in Russia.

Payments to local operators reduced by 3% to RUR 675.8 mn.

Staff costs amounted to RUR 1,615 mn. versus RUR 1,227.6 mn for the first half of 2001. 32% growth is explained by staff reduction by 4,000 people and corresponding one-time redundancy payments. In addition, in late 2001 and also in February 2002 wages were increased by total of 21%.

Bad debt expense was RUR 101.6 mn due to an increase in bad debt provision in line with the management's new conservative approach.

Non-operating income (loss)

In the first half of 2002 Rostelecom saw an increase in interest income mainly owing to a surge in short-term deposits.

Interest expense decreased due to reduction in the outstanding debt amounts and interest rates.

As a result net interest expense in the first half of 2002 reduced by 73% to RUR 129 mn.

Foreign exchange loss (RUR 703 mn) resulting from JPY and Euro appreciation had a negative impact on net profit.

Income Tax

Income tax expense remained almost flat compared to six months of 2001, decreasing by 1.4%. Current tax charge fell by 35% to RUR 735 mn, while deferred tax benefit was 63% lower (RUR 268 mn)

Net Profit

Net profit for the six months of 2002 totaled RUR 762 mn or 52% lower than a year ago – mostly because of foreign exchange losses and reduction in deferred tax gain.

The accompanying forms of the consolidated financial statements for the 6 months ended June 30, 2002 and for 3 months ended June 30, 2002 and March 31, 2002 have not been audited. In case such audit performed, indicators of the audited financial statements may be different in some respects.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and operating costs during the reported period. The most significant estimates relate to the realizability and depreciable lives of property, plant and equipment, allowance for doubtful accounts, and deferred taxation. Actual results could differ from these estimates.

The accompanying forms of the consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board, except for non-consolidation of subsidiaries, control over which has been acquired by the Group during the 6 months ended June 30, 2002. Investments in such subsidiaries are stated at cost in these financial statements. Management believes that such presentation of data in the best way provides comparability of the interim financial statements for the 6 months ended June 30, 2002 and June 30, 2001.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that financial statements be adjusted to take account of the effect of inflation. The accompanying forms of the financial statements have been restated in terms of measuring unit current at the latest presented balance sheet date and the net gain arising on the net monetary position of assets and liabilities during the period presented have been included in the statement of operations and disclosed separately. The consumer price indices issued by Goskomstat (the State Committee of Statistics of the Russian Federation) have been utilized in the application of IAS 29.

Some indicators of the financial statements for 6 months ended June 30, 2002 have been restated compared to the previously reported, that is connected with restatement of the audited financial statements of Rostelecom for the year ended December 31, 2001 and the need to reflect the respective changes in the interim financial statements.

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Dmitry Chukseyev
Head of PR Department
Tel.:+7 095 973 9973
Fax.+7 095 787 2850
e-mail: chukseyev@hq.rt.ru

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In millions of Russian Rubles in terms of purchasing power of the Ruble at June 30, 2002)

	June 30, 2002	March 31, 2002	December 31, 2001
ASSETS			
Property, plant and equipment	56,882	58,202	59,402
Investments in associates	1,332	1,290	1,174
Lease receivables	649	648	640
Non-current assets	58,863	60,140	61,216
Inventories	433	458	630
Accounts receivable	8,826	8,473	8,087
Investments	2,652	2,748	3,069
Cash and cash equivalents	3,623	3,310	2,106
Current assets	15,534	14,989	13,892
Total assets	**74,397**	**75,129**	**75,108**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	95	95	95
Retained earnings	46,510	46,601	46,111
Total shareholders' equity	46,605	46,696	46,206
Minority interest	2,131	2,096	1,829
Accounts payable and accrued expenses	4,848	4,593	5,556
Taxes and social security payable	2,083	2,388	1,963
Short-term portion of interest bearing loans	5,968	6,146	6,359
Short-term borrowings	1,058	1,140	1,141
Current liabilities	13,957	14,267	15,019
Interest bearing loans - net of current portion	795	910	1,034
Non-current accounts payable	524	644	359
Deferred tax liability	10,385	10,516	10,661
Non-current liabilities	11,704	12,070	12,054
Total shareholders' equity, minority interest and liabilities	**74,397**	**75,129**	**75,108**

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian Rubles in terms of purchasing power of the Ruble at June 30, 2002)

	6 months ended June 30, 2002	6 months ended June 30, 2001	3 months ended June 30, 2002	3 months ended March 31, 2002
Revenue				
Local operators	6,515	5,629	3,212	3,303
Subscribers	3,336	4,128	1,617	1,719
Foreign operators	2,453	3,056	1,195	1,258
Other	593	732	288	305
Total revenue	**12,897**	**13,545**	**6,312**	**6,585**
Operating expenses				
Wages, salaries, other benefits and payroll taxes	(1,663)	(1,498)	(851)	(812)
Depreciation	(3,631)	(3,751)	(1,832)	(1,799)
Charges by network operators - international	(2,534)	(3,280)	(1,234)	(1,300)
Charges by network operators - national	(696)	(853)	(353)	(343)
Administration and other costs	(1,681)	(1,875)	(807)	(874)
Taxes other than on income	(351)	(448)	(175)	(176)
Repairs and maintenance	(247)	(344)	(108)	(139)
Bad debt expense	(105)	-	(18)	(87)
Loss on sale of property, plant and equipment	(19)	(97)	(13)	(6)
Total operating expenses	**(10,927)**	**(12,146)**	**(5,391)**	**(5,536)**
Operating profit	**1,970**	**1,399**	**921**	**1,049**
(Loss) /gain from associates (excluding related tax)	**93**	**(30)**	**50**	**43**
Interest expense	(272)	(622)	(139)	(133)
Interest income	139	42	65	74
Other non-operating income items	59	(32)	26	33
Foreign exchange gain /(loss), net	(724)	432	(563)	(161)
Monetary gain /(loss)	260	1,798	110	150
Income before tax and minority interest	**1,525**	**2,987**	**470**	**1,055**
Current tax charge	(757)	(1,388)	(193)	(564)
Deferred tax benefit /(charge)	276	877	132	144
Share in income taxes of associates	(1)	(68)	(11)	10
Income tax benefit /(expense)	**(482)**	**(579)**	**(72)**	**(410)**
Income /(loss) after taxation	**1,043**	**2,408**	**398**	**645**
Minority interest	(258)	(480)	(103)	(155)
Net income /(loss)	**785**	**1,928**	**295**	**490**
	Rubles	**Rubles**	**Rubles**	**Rubles**
Earnings /(loss) per share – basic and diluted	**1.08**	**2.65**	**0.40**	**0.67**

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In millions of Russian Rubles in terms of purchasing power of the Ruble at June 30, 2002)

	6 months ended		3 months ended	
	June 30, 2002	June 30, 2001	June 30, 2002	March 31, 2002
Cash flows from operating activities				
Net income before taxation and minority interests	1,525	2,987	470	1,055
Adjustments to reconcile income to cash generated from operations				
Depreciation	3,631	3,751	1,832	1,799
Bad debt recovery	105	-	18	87
Share in loss /(income) of associates	(93)	(30)	(50)	(43)
Net interest and other non-operating income	74	612	48	26
Loss on disposal of property, plant and equipment	19	97	13	6
Foreign exchange (gain)/loss	724	(432)	563	161
Gain on net monetary position	(260)	(1,798)	(110)	(150)
Changes in net working capital:				
(Increase) /decrease in accounts receivable	(1,355)	(560)	(403)	(952)
Decrease /(increase) in inventories	855	801	347	508
(Decrease) /increase in payables and accruals	197	(108)	3	194
Cash generated from operations	**5,422**	**5,320**	**2,731**	**2,691**
Interest paid	(283)	(622)	(139)	(144)
Interest received	139	42	65	74
Income tax paid	(1,381)	(1,487)	(761)	(620)
Net cash provided by operating activities	**3,897**	**3,253**	**1,896**	**2,001**
Cash flows from investing activities				
Purchase of property, plant and equipment	(1,207)	(1,159)	(573)	(634)
Proceeds from sale of property, plant and equipment	76	11	49	27
Increase in lease receivable	(8)	(86)	(22)	14
Purchase of investments	(310)	(1,132)	(5)	(305)
Other investing activities	(409)	828	(689)	280
Net cash used in investing activities	**(1,858)**	**(1,538)**	**(1,240)**	**(618)**
Cash flows from financing activities				
Drawdown of interest bearing loans	2,376	610	936	1,440
Repayment of interest bearing loans	(2,702)	(1,846)	(1,031)	(1,671)
Dividends paid	(102)	-	(102)	-
Net cash used in financing activities	**(428)**	**(1,236)**	**(197)**	**(231)**
Effect of exchange rate changes on cash and cash equivalents	155	(3)	(8)	163
Net increase/(decrease) in cash and cash equivalents	**1,766**	**476**	**451**	**1,315**
Monetary effects on cash	(249)	(7)	(138)	(111)
Cash and cash equivalents at beginning of period	2,106	1,495	3,310	2,106
Cash and cash equivalents at the end of period	3,623	1,964	3,623	3,310

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(In millions of Russian Rubles in terms of purchasing power of the Ruble at June 30, 2002)

	Share capital	Retained earnings	Total
Balance as at December 31, 2000	95	41,998	42,093
Effect of treasury share purchase by a subsidiary		20	20
Dividends		(255)	(255)
Net income for the period		1,928	1,928
Balance as at June 30, 2001	**95**	**43,691**	**43,785**
Balance as at December 31, 2001	95	46,111	46,206
Net income for the period		490	490
Balance as at March 31, 2002	**95**	**46,601**	**46,696**
Dividends		(386)	(386)
Net income for the period		295	295
Balance as at June 30, 2002	**95**	**46,510**	**46,605**

Moscow, September 5, 2002: *Rostelecom and Golden Telecom holding company completed sales and purchase deal regarding Sovintel*

A formal completion of transaction whereby Russian national long-distance operator Rostelecom sells its 50 per cent stake in Sovintel to Golden Telecom has taken place today.

Pursuant to the terms of the deal, Rostelecom sells to Golden Telecom its 50 per cent stake in the telecommunications operator Sovintel. In exchange for the stake in Sovintel Rostelecom is receiving $56 million in cash, 15% of Golden Telecom's shares and representation on Golden Telecom's Board of Directors.

During the meeting among representatives of the companies involved in the deal, a set of documents was signed, regulating acquisition by Rostelecom of 15 per cent stake in the holding company and representation on the Board of Directors of Golden Telecom. The documents included Subscription Agreement, Standstill Agreement, Registration Rights Agreement and a new Shareholders Agreement etc.

Serguei I. Kuznetsov, General Director of Rostelecom, and Alexander A. Lutsky, Chief Accountant of the Company, participated in today's meeting on behalf of Rostelecom.

As the General Director of Rostelecom Serguei I. Kuznetsov stated after the signing ceremony "this event has become the next stage in implementation of the Company's strategy to spin off non-core assets. Today we are trying to realign the structure of Rostelecom in such a way that the Company could be in a position to independently tackle the issues it faces, not through it's affiliated companies". Mr. Kuznetsov also noted that the deal would be reflected in the Company's financial statements for the year 2002.

Gamma Group and Clifford Chance Pünder acted as advisors to Rostelecom. Golden Telecom was advised by Alfa Group and LV Finance.

For further details please contact

Dmitry Chukseyev
Head of PR Department
Tel.:+7 095 973 9973
Fax.+7 095 787 2850
e-mail: chukseyev@hq.rt.ru

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY LONG DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM

Date: September 16, 2002 By

V.I. Androsik

Deputy General Director